Exhibit 18

(Jewelcor Company letterhead)


VIA FACSIMILE  215-483-0885 AND FEDERAL EXPRESS

May 30, 2002

Mr. John F. McGill, Jr.
Chairman and Chief Executive Officer
Thistle Group Holdings, Co.
6060 Ridge Avenue
Philadelphia, PA  19128

Dear McGill:

On May 14, 2002, I sent a letter to you regarding the Company's Modified Dutch Auction Tender Offer, a copy of which is enclosed. It has been 16 days since the date of my letter, and I have not received a reply from you. Richard Huffsmith of my office spoke with your attorney, Sam Malizia, on Wednesday, May 29, 2002, and Mr. Malizia stated that he thought I had received a response from you, which is not the case.

I would appreciate a reply to my letter. It is my sincere belief that the directors of the Company owe a fiduciary duty to the shareholders to explore other opportunities that will enable the shareholders to receive more money than proposed in the Company's
Dutch Auction Tender Offer.

My preference is to resolve this matter in an amicable way rather than have the Company waste money on unnecessary legal expenses. However, if I do not receive your immediate response, I will have no alternative but to commence legal action against you and the other directors of the Company, both individually and in their capacity as directors.

	Sincerely,

	Seymour Holtzman
cc:	Board of Directors
SH/jmq











VIA FACSIMILE AND FEDERAL EXPRESS

May 14, 2002

Mr. John F. McGill, Jr.
Chairman and Chief Executive Officer
Thistle Group Holdings, Co.
6060 Ridge Avenue
Philadelphia, PA  19128

Dear McGill:

I was extremely disappointed in the press release issued on May 10, 2002 by Thistle Group Holdings, Co.
(the "Company"). In my opinion, it was confusing, if not misleading. As you are well aware, Jewelcor
Management, Inc. ("JMI") owns approximately 5.09% of the Company's common stock and cannot purchase an additional one million shares unless the Company immediately rescinds its poison pill. The Company's
Modified Dutch Auction Tender Offer at a price range of $11.50-$12.50 per share was under the market at the time of the offer, and we believe that it is "significantly inadequate" for shareholders, particularly since the Company has a book value of $12.97 per share. Furthermore, I am gravely concerned that the net effect of the Company's offer would be to expend Company resources to give management effective control of the Company.

During our telephone conversation on Thursday May 9, 2002,
I asked you to respond in writing as soon as possible to
the requests set forth in my letter dated May 8, 2002.
To date, I have not received any acknowledgement by the
Company that it is willing to agree to our requirements
so we can move forward.   We do not believe that the
Board of Directors should stand in the way of efforts to maximize shareholder value.

As outlined in my letter to the Company on May 8, 2002, JMI would like to purchase the same number of shares as the Company's Modified Dutch Auction Tender Offer at a price range of $13.50- $14.50 per share, subject to : 1) the Company removing the poison pill, 2) the Company's agreement and assistance with any required regulatory filings, 3) JMI reviewing internal documents, and 4) reasonable Board representation. It is our belief that the Board of Directors may be breaching their fiduciary duties to all shareholders by not allowing for a potentially higher tender offer.

I sincerely hope that you and the Board of Directors will respond promptly to these requests and remove the obstacles for JMI to make a tender offer. As you very well know, if you do not remove the Company's poison pill, JMI cannot increase its ownership to more than 9.9%.

However, in an effort to be fair to all shareholders, JMI will step aside, provided that the Company raises its offer price to $13.50-$14.50 per share, the same range that is proposed by JMI. At this price range, it is our opinion that the Company would be making an excellent purchase at slightly above book value, and all of the Company's shareholders would benefit.

All shareholders would best be served if the Company stopped avoiding the issue and responded directly to JMI's proposal.
A simple yes or no is in order. Please advise at your earliest convenience.

Sincerely,



Seymour Holtzman
cc:	Board of Directors
SH/jmq